UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	August	2022

Commission File Number	001-41356

Electra Battery Materials Corporation
(Translation of registrant’s name into English)

133 Richmond Street West, Suite 602 Toronto, Ontario, Canada M5H 2L3 (416) 900-3891
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Form 6-K of Electra Battery Materials Corporation (the “Company”) are hereby incorporated by reference as exhibits to the Registration Statements on Form F-10 (File No. 333-264982) and Form S-8 (File No. 333-264589) of the Company, as amended or supplemented.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2022

99.2	Management’s Discussion and Analysis for the three and six months ended June 30, 2022

99.3	Press Release dated August 11, 2022

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Electra Battery Materials Corporation
(Registrant)

Date:	August 11, 2022	By:	/s/ Craig Cunningham
			Name:	Craig Cunningham
			Title:	Chief Financial Officer

3